CHYRON RAISES $20 MILLION TO SUPPORT NEW MEDIA ACTIVITIES

Melville, NY - April 10, 2000 - Chyron Corporation (NYSE: CHY), manufacturer of the world's premier television character generators, graphics, routing and automation systems, today announced that it has completed a private placement of approximately $20 million whereby the Company has sold approximately 3 million shares of common stock at $6.50 per share. The common stock was not registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered for sale except by way of registration or exemption therefrom.

The Company plans to use the net proceeds to expand its current operations to provide products and services to the New Media marketplace.

Commenting on the transaction, Roger Henderson, CEO of Chyron Corporation said, "We are delighted to conclude this financing at a very important point in the development of the Company. It will enable us to pursue our existing Interactive TV and Internet activities at a far greater pace and to embark on specific new initiatives which are crucial to establishing our presence in the expanding marketplace."

Chyron Corporation, through its Chyron Graphics and Pro-Bel divisions, has established itself as a worldwide leader in the innovation and development of integrated broadcast graphic systems and distribution systems, including products that meet the demands of digital and high-definition television. Chyron Graphics provides a broad range of leading-edge hardware and software products, including paint and animation systems, character generators and digital graphics systems, along with stillstore and clipstore packages. Pro-Bel manufactures products and systems for broadcast routing, distribution and transmission automation. The Company is also involved in developing products for Internet streaming media and interactive TV markets.

Certain of these statements contained in this press release may be deemed forward-looking statements. Such statements, and other matters addressed in this press release, involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially from these statements and matters are the risks and other factors detailed, from time to time, in the Company's reports with the Securities and Exchange Commission, including, but not limited to, the Company's Annual Reports on Form 10-K and its Quarterly Reports on Form 10-Q.

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Contacts

Chyron Corporation

Roger Henderson, President and Chief Executive Officer

(631) 845-2000

Dawn R. Johnston, Senior Vice President and Chief Financial Officer

(631) 845-2000